EXHIBIT 99.1


              Abbott Completes Acquisition of STARLIMS Technologies


Press Release
Source: Abbott
On Monday March 22, 2010, 4:01 pm

ABBOTT PARK, Ill., March 22 /PRNewswire-FirstCall/ -- Abbott (NYSE:ABT - News) announced today that it has completed its $123 million acquisition of STARLIMS Technologies Ltd., a leader in laboratory information management systems.

The acquisition provides Abbott with leading products and expertise to build its position in laboratory informatics, an emerging and rapidly growing field focused on helping to manage the increasing amount of data generated in laboratories. STARLIMS's advanced web-based software applications help laboratories efficiently store, retrieve and analyze data and are designed for a wide variety of laboratory environments operating across a number of scientific, industrial and clinical disciplines.

"STARLIMS gives us access to innovative technologies and technical expertise for our long-term strategy in laboratory informatics," said Edward L. Michael, executive vice president, diagnostics products, Abbott. "The acquisition enables us to provide a common informatics framework across all of our diagnostics businesses and, equally important, will help accelerate STARLIMS's growth strategy in the non-diagnostics market segments it currently serves."

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs approximately 83,000 people and markets its products in more than 130 countries.

Abbott's news releases and other information are available on the company's Web site at http://www.abbott.com/.

Abbott Forward Looking Statement

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Item 1A, "Risk Factors," to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2009, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.